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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 7)


                                       and


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                       CENTRAL TRANSPORT RENTAL GROUP PLC
                            (Name of Subject Company)

                            GENERAL ELECTRIC COMPANY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    (Bidders)

                         ORDINARY SHARES OF 1P EACH AND
                           AMERICAN DEPOSITARY SHARES,
                       EACH REPRESENTING 3 ORDINARY SHARES
                  AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                (ORDINARY SHARES)
                    155569-10-6 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)

                                 NANCY E. BARTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 961-5523
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)



                                    Copy to:

                                FRANCIS J. AQUILA
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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CUSIP NO. 155569-10-6                                                Page 1 of 2
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                        SCHEDULE 14D-1 AND SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     General Electric Company;
     I.R.S. Identification No. 14-0689340
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

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 3.  SEC USE ONLY

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 4.  SOURCES OF FUNDS

     00
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [ X ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York
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 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     702,152,321
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 8.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                        [  ]
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 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     95.1%
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10.  TYPE OF REPORTING PERSON

     CO
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CUSIP NO. 155569-10-6                                                Page 2 of 2
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                        SCHEDULE 14D-1 AND SCHEDULE 13D

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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     General Electric Capital Corporation;
     I.R.S. Identification No. 13-1500700
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCES OF FUNDS

     00
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York
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 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     702,152,321
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 8.  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                        [  ]
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 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     95.1%
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10.  TYPE OF REPORTING PERSON

     CO
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         This  Amendment  No.  7  ("Amendment  No.  7") is to the  Tender  Offer
Statement  on  Schedule  14D-1 and the  statement  of  beneficial  ownership  on
Schedule 13D, originally filed on August 4, 1997 (the "Statement"), that relates to the offer (the "Offer") by General Electric Capital Corporation ("GE Capital"), a company incorporated under the laws of the State of New York and an indirect wholly owned subsidiary of General Electric Company, a New York corporation, to purchase all of the outstanding (a) ordinary shares of 1 pence each ("CTR Shares") of Central Transport Rental Group plc ("CTR") and (b) American Depositary Shares ("CTR ADSs") of CTR, each representing three CTR Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the offer to purchase dated August 4, 1997 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal for CTR ADSs (a copy of which was filed as Exhibit (a)(2) to the Statement) and Form of Acceptance for CTR Shares (a copy of which was filed as Exhibit (a)(3) to the Statement).

         Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement.

ITEM 10. ADDITIONAL INFORMATION

         On October 16, 1997, Lazard Brothers, on behalf of GE Capital, sent to all holders of options under the Central Transport Rental Group 1996 Executive Share Option Scheme, the Tiphook plc Share Option Scheme and the Tiphook plc Savings Related Share Option Scheme a letter informing such holders that unless options of CTR Shares held pursuant to such Share Schemes are exercised by the relevant date stated in such letter, such options will lapse. A form of the letter sent to such holders is filed herewith as Exhibit (a)(25) and is incorporated by reference herein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(25) Letter to the holders of options under the Central Transport Rental Group 1996 Executive Share Option Scheme, the Tiphook plc Share Option Scheme and the Tiphook plc Savings Related Share Option Scheme, dated October 16, 1997.


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                                   SIGNATURES


         After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 16, 1997

                                 General Electric Company


                                 By /s/ Robert E. Healing
                                   -----------------------------
                                    Name: Robert E. Healing
                                    Title: Corporate Secretary


                                 General Electric Capital Corporation


                                 By /s/ R. Todd Bradley
                                   -----------------------------
                                    Name: R. Todd Bradley
                                    Title: Vice President












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                                  EXHIBIT INDEX


Exhibit
Number                   Description of Document
------                   -----------------------

(a)(25) Letter to the holders of options under the Central Transport Rental Group 1996 Executive Share Option Scheme, the Tiphook plc Share Option Scheme and the Tiphook plc Savings Related Share Option Scheme, dated October 16, 1997



























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